                                                                    EXHIBIT 99.C


               A.C.L.N. LIMITED REPORTS INITIAL RESULTS OF HYUNDAI
                                    AGREEMENT


  A.C.L.N. SHIPS OVER 6,000 CARS UNDER THE HYUNDAI AGREEMENT SINCE MID-NOVEMBER


LIMASOL, CYPRUS - JANUARY 5, 2000 -- A.C.L.N. Limited WWW.ACLNLTD.COM (NASDAQ:
ACLNF), has already shipped more than 6,000 cars to Africa from its new ports in Europe under an agreement reached with Hyundai last November 15, Joseph Bisschops, Chairman of the Board of A.C.L.N., announced today.

The ports from which these shipments are originating are Hamburg, Bremerhaven, Amsterdam and Rotterdam.

Under a three-year strategic alliance with Hyundai, A.C.L.N. has the exclusive right to ship used cars in those four ports to Africa on Hyundai's ships. A large percentage of the cars to be shipped from these ports will be shipped with their freight pre-paid, unlike the majority of the cars currently shipped by the Company for which freight fees are collected upon delivery in Africa.

"We are pleased with the preliminary results of our agreement with Hyundai. The strength of the shipping volumes is encouraging, as is the backlog of cars we already have at the various new ports as well as at our original port in Antwerp. This alliance with Hyundai continues to enhance A.C.L.N.'s dominance in shipping used cars from Europe to North and West Africa. More than ever, A.C.L.N. is well positioned to capitalize on the growth in demand for cars from growing African nations," said Joseph Bisschops.

"We are very excited by the success to date of our alliance with Hyundai. Hyundai's selection of A.C.L.N. to be their partner responsible for shipping all used cars from these ports to Africa indicates their recognition of our leadership in this field," commented Aldo Labiad, President and Chief Executive Officer of A.C.L.N. Limited.

ABOUT A.C.L.N. LIMITED

A.C.L.N. Limited is a marine logistics company that arranges for the shipment of automobiles from Europe to North and West Africa and the Middle East, and provides for related customs-clearance and stevedoring services. For more information please visit our web site at HTTP://WWW.ACLNLTD.COM

CONTACT INFORMATION:

Christian Payne
Vice President - Finance
(310) 393-3790


                           Forward Looking Statements

This news release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of management and are subject to a number of risk factors and uncertainties that could cause actual results for performance of the company to differ materially from those described herein. Such risk factors and uncertainties include, without limitation, those which are associated with: recent political uncertainty in certain regions where the Company's ports of destination are located; restrictions on the transferability of deposited shipping fees; changes in the demand for used automobiles in the countries of the Company's ports of destination; changes in the prices and supply of used automobiles; economic downturns and currency fluctuations in the countries of the Company's ports of destination; the availability of specialized automobile transport vessels; working capital risks associated with growth of the Company's operations; and competition with other automobile transporters.

                                    [LOGO]


           A.C.L.N. LIMITED ANNOUNCES STRATEGIC ALLIANCE WITH HYUNDAI

       A.C.L.N. TO SHIP FROM HAMBURG, BREMERHAVEN, ROTTERDAM AND AMSTERDAM


ANTWERP, BELGIUM - NOVEMBER 15, 1999 -- A.C.L.N. Limited WWW.ACLNLTD.COM (NASDAQ: ACLNF), today announced a new three year strategic alliance with Hyundai Motor Company, under which the Company will have the exclusive right to provide shipping services to Hyundai for used cars sold in Hamburg, Bremerhaven, Rotterdam and Amsterdam to ports in Africa. A large percentage of the cars to be shipped from these ports will be shipped with their freight pre-paid, unlike the majority of the cars currently shipped by the Company for which freight fees are collected upon delivery in Africa.

                      KEY ELEMENTS OF THE HYUNDAI AGREEMENT
--------------------------------------------------------------------------------

      >>  Three Year Term

      >>  Exclusive right to carry used cars for Hyundai from:
          |X| Hamburg
          |X| Bremerhaven
          |X| Rotterdam
          |X| Amsterdam
      >>  Primarily Pre-Paid Freight (as opposed to usual freight collect)

"This relationship provides important strategic and economic benefits to ACLN. The strategic benefit of this agreement is the expansion of the number of European ports we serve from one to five as well as a partnership with one of the largest car shipping companies in the world. The economic benefits are derived primarily from the increase in car volumes we expect as well as from the fact that a large percentage of the cars that we plan to ship from these ports will have their freight pre-paid. We expect both of these factors to drive revenue growth while limiting our working capital requirements to sustain that growth," commented Joseph Bisschops, Chairman of A.C.L.N. Limited.

"We are very excited by this alliance with Hyundai, which is one of the largest shipping companies in the world. Hyundai's selection of A.C.L.N. to be their partner responsible for shipping all used cars from these ports to Africa indicates their recognition of our leadership in this field," commented Aldo Labiad, President and Chief Executive Officer of A.C.L.N. Limited.

"This alliance enhances A.C.L.N.'s dominance in shipping used cars from Europe to North and West Africa. More than ever, A.C.L.N. is well positioned to capitalize on the growth in demand for cars from growing African nations," continued Mr. Labiad.

ABOUT A.C.L.N. LIMITED

A.C.L.N. Limited is a marine logistics company that arranges for the shipment of automobiles from Europe to North and West Africa and the Middle East, and provides for related customs-clearance and stevedoring services. For more information please visit our web site at HTTP://WWW.ACLNLTD.COM

CONTACT INFORMATION:

Christian Payne
Vice President - Finance
(310) 393-3790


                           Forward Looking Statements

This news release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of management and are subject to a number of risk factors and uncertainties that could cause actual results for performance of the company to differ materially from those described herein. Such risk factors and uncertainties include, without limitation, those which are associated with: recent political uncertainty in certain regions where the Company's ports of destination are located; restrictions on the transferability of deposited shipping fees; changes in the demand for used automobiles in the countries of the Company's ports of destination; changes in the prices and supply of used automobiles; economic downturns and currency fluctuations in the countries of the Company's ports of destination; the availability of specialized automobile transport vessels; working capital risks associated with growth of the Company's operations; and competition with other automobile transporters.

             A.C.L.N. LIMITED ANNOUNCES RECORD THIRD QUARTER RESULTS

      THIRD QUARTER EPS OF $0.76 BEATS ANALYSTS' ESTIMATES BY $0.10 OR 15%

ANTWERP, BELGIUM - NOVEMBER 15, 1999 -- A.C.L.N. Limited WWW.ACLNLTD.COM (NASDAQ: ACLNF), today announced its financial results of operations for the three months ended September 30, 1999. It will hold a conference call on Tuesday November 16, 1999 to discuss the results of the third quarter. The call in number is 800-486-2726 domestically and 201-368-8643 internationally. The participant code is 522992.

Sales for the three months ended September 30, 1999 were $28,156,400 and net income increased to $6,269,326 compared to sales and net income of $27,936,361 and $6,143,098, respectively, for the three months ended September 30, 1998. For the nine months ended September 30, 1999, sales were up by $11,954,909 to $72,331,820 from $60,376,911. For the nine months ended September 30, 1999, net income increased by 25.1% or $3,190,612 to $15,909,590 from $12,718,978.

Earnings per share increased by $0.02, or 2.7%, to $0.76 for the three months ended September 30, 1999, compared with $0.74 for the three months ended September 30, 1998. For the nine months ended September 30, 1999, earnings per share increased by 13.5% or $0.23 to $1.94 from $1.71.

On September 30, 1999, the company had $61,523,286 of cash and restricted cash on its balance sheet, or $7.46 of net cash per share.

"We are very pleased with our third quarter results and with the steady increase in business we are seeing in our served markets." commented Joseph Bisschops, Chairman and Managing Director of A.C.L.N. Limited. "The volume in the third quarter of last year was particularly strong due to an unusually large backlog and the availability of working capital due to our completion of the initial public offering. Even so, we were able to outperform last year's results."

"Importantly, during this quarter we were successful in collecting significant amounts of cash from the banks in Africa. This was achieved, however, at the expense of shipping cars to specific markets where we had large exposures to central banks. These delays caused us to defer over $0.06 per share in earnings into the fourth quarter. In addition, our backlog of cars going into the fourth quarter therefore was higher than usual."

ABOUT A.C.L.N. LIMITED

A.C.L.N. Limited is a marine logistics company that arranges for the shipment of automobiles from Europe to North and West Africa and the Middle East, and provides for related customs-clearance and stevedoring services. For more information please visit our web site at HTTP://WWW.ACLNLTD.COM

SELECTED FINANCIAL DATA


                                      Nine Months Ended                  Three Months Ended
                                        September 30,                       September 30,
                                    1999              1998             1999              1998
                              ----------------- ----------------- ---------------- -----------------
Sales                              $72,331,820       $60,376,911      $28,156,400       $27,936,361
Cost of sales                       52,368,974        44,333,348       20,310,308        20,136,285
                                    ----------        ----------       ----------        ----------
  Gross profit                      19,962,846        16,043,563        7,846,092         7,800,076

Selling, general and

  Administrative expenses            3,237,668         2,827,728        1,226,794         1,507,549
                                    ----------        ----------       ----------        ----------
Income from operations              16,725,178        13,215,835        6,619,298         6,292,527

Other income (expense):                   ----            49,530             ----            49,379
                                    ----------        ----------       ----------        ----------

Income before income
  Taxes                             16,725,178        13,265,365        6,619,298         6,341,906

Income taxes                           826,161           628,587          349,972           297,356

Net income                          15,899,017        12,636,778        6,269,326         6,044,550

Other comprehensive
  income (loss) net of tax:
Foreign currency
  translation adjustments               10,573            82,200           51,938            98,548

Comprehensive income                15,909,590        12,718,978       $6,321,264        $6,143,098
                                    ==========        ==========       ==========        ==========

Net income per share                      1.94              1.71            $0.76             $0.74

Weighted average shares
  Outstanding                        8,200,000         7,404,396        8,200,000         8,200,000


                               BALANCE SHEET DATA
                            As of September 30, 1999


ASSETS
Current assets:
  Cash and cash equivalents                                      $ 4,822,158
  Cash restricted as to withdrawal                                56,701,128
  Accounts receivable, net of allowance for bad debts
    Of $262,429 and $345,483                                       3,221,441
  Deferred expenses                                                1,363,277
  Other Assets                                                       11, 759
                                                                 -----------
    TOTAL ASSETS                                                 $66,119,763
                                                                 ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable and accruals                                     $817,103
  Amounts due to related parties                                      38,378
  Income taxes payable                                             2,586,030
                                                                 -----------
                                                                   3,441,511
                                                                 -----------

SHAREHOLDERS' EQUITY:
  Ordinary shares, stated value of CL 0,01 each,
    8,200,000 shares issued and  outstanding                         158,470
  Paid-in capital                                                 13,471,955
  Retained earnings                                               49,007,694
  Accumulated other comprehensive income                              40,133
                                                                 -----------
          TOTAL SHAREHOLDERS' EQUITY                              62,678,252
                                                                 -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                       $66,119,763
                                                                 ===========


CONTACT INFORMATION:

Christian Payne
Vice President - Finance
(310) 393-3790

                           Forward Looking Statements

This news release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of management and are subject to a number of risk factors and uncertainties that could cause actual results for performance of the company to differ materially from those described herein. Such risk factors and uncertainties include, without limitation, those which are associated with: recent political uncertainty in certain regions where the Company's ports of destination are located; restrictions on the transferability of deposited shipping fees; changes in the demand for used automobiles in the countries of the Company's ports of destination; changes in the prices and supply of used automobiles; economic downturns and currency fluctuations in the countries of the Company's ports of destination; the availability of specialized automobile transport vessels; working capital risks associated with growth of the Company's operations; and competition with other automobile transporters.